Filed by Genome Therapeutics Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: GeneSoft Pharmaceuticals, Inc.

Commission File No. 0-10824

This filing relates to the proposed merger transaction pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of November 17, 2003 (the “Merger Agreement”), by and among Genome Therapeutics Corp. (“Genome Therapeutics”), Guardian Acquisition, Inc., a wholly owned subsidiary of Genome Therapeutics, GeneSoft Pharmaceuticals, Inc. (“Genesoft”) and the Stockholders’ Representative named therein.

This filing is made for the purpose of filing a slide set to be used in presentations given by Genome Therapeutics’ management to its shareholders and the investment community. The materials are also available on its website, www.genomecorp.com.

Forward-Looking Statements

This document may contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our management’s judgment regarding future events. Forward-looking statements typically are identified by use of terms such as “may,” “will,” “should,” “plan,” “expect,” “intend,” “anticipate,” “estimate,” and similar words, although some forward-looking statements are expressed differently. We do not plan to update these forward-looking statements. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of risks affecting our business. These factors include the risk that the proposed merger may not be approved by stockholders of Genome Therapeutics or Genesoft, Genome Therapeutics’ or Genesoft’s inability to satisfy the closing conditions of the merger, including the condition of raising additional capital to finance the combined company, the risk that the two companies’ businesses will not be integrated successfully and the significant costs related to the proposed merger . Upon completion of the merger, our business will be significantly dependent upon the combined company’s ability to launch the commercial sale of FACTIVE®, and, due to the limitations on our resources and experience in commercializing products, there can be no assurance that we will be able to successfully launch FACTIVE®. We continue to be subject to the risks related to our lead product candidate, Ramoplanin, such as (i) our inability to obtain regulatory approval to commercialize Ramoplanin due to negative, inconclusive or insufficient clinical data and (ii) delays in the progress of our clinical trials for Ramoplanin, and increased cost, due to the pace of enrollment of patients in the trials or fluctuations in the infection rate of enrolled patients. We are also subject to risks related to our inability or the inability of our alliance partners to (i) successfully develop products based on our genomics information, (ii) obtain the necessary regulatory approval for such products, (iii) effectively commercialize any products developed before our competitors are able to commercialize competing products or (iv) obtain and enforce intellectual property rights. In addition, we are subject to the risk factors set forth in Exhibit 99.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 27, 2003 and those set forth in other filings that we may make with the Securities and Exchange Commission from time to time.

Additional Information About the Transaction and Where You Can Find It

Genome Therapeutics will file a proxy statement/prospectus and other documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and the other relevant documents filed with the SEC because they will contain important information.

You will be able to obtain the proxy statement/prospectus and other related documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Genome Therapeutics free of charge by requesting them in writing from Genome Therapeutics Corp., 100 Beaver Street, Waltham, MA 02453 Attention: Investor Relations, telephone: (781) 398-2300.

Genome Therapeutics and Genesoft and their respective directors, executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the merger. Information about the directors and executive officers of Genome Therapeutics and their ownership of Genome Therapeutics’ shares is set forth in the proxy statement for Genome Therapeutics’ 2003 annual meeting of shareholders, filed with the SEC on April 2, 2003. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it is filed with the SEC.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities of Genome Therapeutics.

2

Merger Announcement November 18, 2003 Creating a new biopharmaceutical company focused on anti-infectives

Safe Harbor Statement

This news release may contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our management's judgment regarding future events. Forward-looking statements typically are identified by use of terms such as "may," "will," "should," "plan," "expect," "intend," "anticipate," "estimate," and similar words, although some forward-looking statements are expressed differently. We do not plan to update these forward-looking statements. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of risks affecting our business. These factors include the risk that the proposed merger may not be approved by stockholders of Genome Therapeutics or Genesoft, Genome Therapeutics' or Genesoft's inability to satisfy the closing conditions of the merger, including the condition of raising additional capital to finance the combined company, the risk that the two companies' businesses will not be integrated successfully and the significant costs related to the proposed merger . Upon completion of the merger, our business will be significantly dependent upon the combined company's ability to launch the commercial sale of FACTIVE®, and, due to the limitations on our resources and experience in commercializing products, there can be no assurance that we will be able to successfully launch FACTIVE®. We continue to be subject to the risks related to our lead product candidate, Ramoplanin, such as (i) our inability to obtain regulatory approval to commercialize Ramoplanin due to negative, inconclusive or insufficient clinical data and (ii) delays in the progress of our clinical trials for Ramoplanin, and increased cost, due to the pace of enrollment of patients in the trials or fluctuations in the infection rate of enrolled patients. We are also subject to risks related to our inability or the inability of our alliance partners to (i) successfully develop products based on our genomics information, (ii) obtain the necessary regulatory approval for such products, (iii) effectively commercialize any products developed before our competitors are able to commercialize competing products or (iv) obtain and enforce intellectual property rights. In addition, we are subject to the risk factors set forth in Exhibit 99.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 27, 2003 and those set forth in other filings that we may make with the Securities and Exchange Commission from time to time.

Genesoft PHARMACEUTICALS

Genome Therapeutics Corporation

Legal Notice Regarding Proposed Merger

Genome Therapeutics will file a proxy statement/prospectus and other documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and the other relevant documents filed with the SEC because they will contain important information.

You will be able to obtain the proxy statement/prospectus and other related documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Genome Therapeutics free of charge by requesting them in writing from Genome Therapeutics Corp., 100 Beaver Street, Waltham, MA 02453 Attention: Investor Relations, telephone: (781) 398-2300.

Genome Therapeutics and Genesoft and their respective directors, executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the shareholders of Genome Therapeutics and Genesoft in connection with the merger. Information about the directors and executive officers of Genome Therapeutics and their ownership of Genome Therapeutics' shares is set forth in the proxy statement for Genome Therapeutics' 2003 annual meeting of shareholders, filed with the SEC on April 2, 2003. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it is filed with the SEC.

This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities of Genome Therapeutics.

Genesoft PHARMACEUTICALS

Genome Therapeutics Corporation

Genome Therapeutics and Genome Therapeutics and Genesoft Pharmaceuticals Genesoft Pharmaceuticals FACTIVE FACTIVE®: Unique antibiotic ready for : Unique antibiotic ready for launch launch Ramoplanin: Late Ramoplanin: Late-stage, first stage, first-in in-class class product candidate product candidate Strong management team with extensive Strong management team with extensive industry, scientific and commercial expertise industry, scientific and commercial expertise Near Near- and long and long-term milestones to drive term milestones to drive shareholder value shareholder value Leader in anti Leader in anti-infective therapeutics development infective therapeutics development

Product Pipeline Product Pipeline Ramoplanin VRE BSI Prevention Claim Phase I FDA Approval Phase II Phase III Ramoplanin CDAD Claim Preclinical FACTIVE® Oral ABECB Claim FACTIVE® Oral ABS Claim FACTIVE® IV Form Oral PDF Inhibitor Community RTIs FACTIVE® Oral CAP Claim

FACTIVE FACTIVE® (gemifloxacin mesylate tablets) (gemifloxacin mesylate tablets) FDA approved and ready for commercialization FDA approved and ready for commercialization – U.S. launch in third quarter 2004 U.S. launch in third quarter 2004 – Regulatory submissions in Europe planned Regulatory submissions in Europe planned Unique fluoroquinolone antibiotic Unique fluoroquinolone antibiotic – Broad Broad-spectrum; highly active spectrum; highly active – Once Once-daily dosing; short course of therapy daily dosing; short course of therapy Indications Indications – Community Community-acquired pneumonia of mild to moderate severity* acquired pneumonia of mild to moderate severity*—Approved Approved – Acute bacterial exacerbations of chronic bronchitis** Acute bacterial exacerbations of chronic bronchitis**—Approved Approved – Acute bacterial sinusitis Acute bacterial sinusitis – NDA submission expected in 2005 NDA submission expected in 2005 Long patent life Long patent life – Protection through 2015 Protection through 2015 Novel oral antibiotic ready for launch Novel oral antibiotic ready for launch * Caused by * Caused by Streptococcus pneumoniae Streptococcus pneumoniae (including multi (including multi-drug resistant strains) drug resistant strains),            , Haemophilus Haemophilus influenzae influenzae,            , Moraxella Moraxella catarrhalis catarrhalis,            , Mycoplasma Mycoplasma pneumoniae, Chlamydia pneumoniae pneumoniae, Chlamydia pneumoniae or or Klebsiella Klebsiella pneumoniae. pneumoniae. ** Caused by ** Caused by Streptococcus pneumoniae, Streptococcus pneumoniae, Haemophilus Haemophilus influenzae influenzae,            , Haemophilus Haemophilus parainfluenzae parainfluenzae or or Moraxella Moraxella catarrhalis catarrhalis

FACTIVE FACTIVE® (gemifloxacin mesylate tablets) (gemifloxacin mesylate tablets) FACTIVE® should only be used to treat infections that are proven FACTIVE® should only be used to treat infections that are proven or strongly or strongly suspected to be caused by bacteria. It does not treat viral infe suspected to be caused by bacteria. It does not treat viral infections. The most ctions. The most common side effects include diarrhea, rash, nausea and headache. common side effects include diarrhea, rash, nausea and headache. Rash is generally Rash is generally mild to moderate in nature, and more likely to occur if taken fo mild to moderate in nature, and more likely to occur if taken for longer than the r longer than the recommended course. In addition, the safety and effectiveness recommended course. In addition, the safety and effectiveness of FACTIVE in of FACTIVE in children, adolescents, pregnant women, and lactating women have children, adolescents, pregnant women, and lactating women have not been not been established. Gemifloxacin may prolong the QT interval in some p established. Gemifloxacin may prolong the QT interval in some patients and should atients and should be avoided in patients with a history of prolongation of the be avoided in patients with a history of prolongation of the QTc QTc interval, patients interval, patients with uncorrected electrolyte disorders, and patients receiving c with uncorrected electrolyte disorders, and patients receiving class 1A or class III lass 1A or class III antiarrhythmic antiarrhythmic agents. For complete prescribing information, please see packa agents. For complete prescribing information, please see package ge insert. insert. Important safety considerations Important safety considerations

Ramoplanin Ramoplanin – Novel Antibiotic Novel Antibiotic Product profile Product profile – Novel mechanism of action Novel mechanism of action – Oral administration Oral administration – Bactericidal against broad Bactericidal against broad-spectrum of Gram spectrum of Gram-positive bacteria positive bacteria Indications under development Indications under development – Prevention of bloodstream infections by vancomycin Prevention of bloodstream infections by vancomycin-resistant enterococci resistant enterococci – Phase III Phase III – Treatment of Treatment of Clostridium difficile Clostridium difficile-associated diarrhea associated diarrhea – Phase II Phase II – Prevention of serious hospital Prevention of serious hospital-acquired infections acquired infections – Pilot study Pilot study Fast Track status with the FDA Fast Track status with the FDA North American commercialization rights North American commercialization rights First First-in in-class glycolipodepsipeptide oral antibiotic class glycolipodepsipeptide oral antibiotic

Intravenous formulation of FACTIVE Intravenous formulation of FACTIVE®; expected to expected to be ready for clinic in 2005 be ready for clinic in 2005 Oral PDF (peptide Oral PDF (peptide deformylase deformylase) inhibitors for ) inhibitors for respiratory tract infections in optimization respiratory tract infections in optimization Seven pharmaceutical company alliances with $300+ Seven pharmaceutical company alliances with $300+ million in potential milestones and mid million in potential milestones and mid-single digit single digit royalties on product sales royalties on product sales Genome Therapeutics and Genome Therapeutics and Genesoft Pharmaceuticals Genesoft Pharmaceuticals Preclinical Assets Preclinical Assets

# Commercialization Experience of Management

- <u>Companies:</u> Abbott Laboratories, Bayer, GlaxoSmithKline, Lederle, Lilly, Roche, Wyeth
- <u>Antibiotics:</u> Avelox® (moxifloxacin), Biaxin® (clarithromycin), Ceftin® (cefuroxime), Cipro® (ciprofloxacin), erythromycin, Fortaz® (ceftazidime), temafloxacin, Zinacef® (cefuroxime), Zosyn® (piperacillin/tazobactam)
- <u>Other Products:</u> Xenical® (orlistat), Zantac® (ranitidine), Zofran® (ondansetron)

Genesoft PHARMACEUTICALS

Genome Therapeutics Corporation

Leadership Team

• **David Singer**	**Chairman** **Affymetrix, Corcept, Heartport, Affymax**
• **Steve Rauscher**	**President and Chief Executive Officer** **Abbott, AmericasDoctor**
• **Steve Cohen**	**SVP & Chief Financial Officer** **Abbott**
• **Martin Williams**	**SVP, Marketing & Corporate Development** **GlaxoSmithKline, Roche, Lederle, Wyeth**

Genesoft PHARMACEUTICALS

Genome Therapeutics Corporation

Proposed Board of Directors Proposed Board of Directors David Singer, Chairman David Singer, Chairman (Affymetrix Affymetrix,            , Corcept Corcept,            , Affymax Affymax) Luke Luke Evnin Evnin, Ph.D.            , Ph.D. (Managing Director of MPM Asset Management) (Managing Director of MPM Asset Management) Robert J. Hennessey Robert J. Hennessey (former Chairman and CEO of Genome Therapeutics) (former Chairman and CEO of Genome Therapeutics) Vernon R. Vernon R. Loucks Loucks, Jr.            , Jr. (former Chairman and CEO at Baxter International) (former Chairman and CEO at Baxter International) Steve Rauscher Steve Rauscher (Abbott Laboratories) (Abbott Laboratories) William S. Reardon William S. Reardon (former partner at PricewaterhouseCoopers) (former partner at PricewaterhouseCoopers) Norbert G. Riedel, Ph.D. Norbert G. Riedel, Ph.D. (Corporate Vice President and Chief Scientific (Corporate Vice President and Chief Scientific Officer at Baxter International) Officer at Baxter International) William William Rutter Rutter, Ph.D.            , Ph.D. (Professor Emeritus of Biochemistry at the University (Professor Emeritus of Biochemistry at the University of California, San Francisco and Founder of Chiron) of California, San Francisco and Founder of Chiron) David K. Stone David K. Stone (Managing Director of Flagship Ventures) Managing Director of Flagship Ventures)

Anticipated Milestones Anticipated Milestones FACTIVE FACTIVE® – Product launch in U.S. for approved indications Product launch in U.S. for approved indications – Submit NDA for acute bacterial sinusitis indication Submit NDA for acute bacterial sinusitis indication – Prepare for European filing Prepare for European filing – Continue intravenous formulation development Continue intravenous formulation development Ramoplanin Ramoplanin – Announce results of Phase II CDAD trial Announce results of Phase II CDAD trial – Commence Phase III trial for CDAD Commence Phase III trial for CDAD Product Pipeline Product Pipeline – Continued advancement and development Continued advancement and development In the 18 months following close of the merger In the 18 months following close of the merger

Merger Announcement November 18, 2003 Creating a new biopharmaceutical company focused on anti-infectives